

WOODSIDE

22 February 2005



Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Drilling Report – Mauritania Offshore Drilling Update, lodged with the Australian Stock Exchange on 15 February 2005;
- Drilling Report – WA-271-P (Falcone-1A), lodged with the Australian Stock Exchange on 15 February 2005.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

82-2280

ASX ANNOUNCEMENT
(ASX: WPL)

TUESDAY, 22 FEBRUARY 2005
10:00AM (WST)



MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

MAURITANIA OFFSHORE DRILLING UPDATE

Woodside Mauritania Pty Ltd, a wholly-owned subsidiary of Woodside Petroleum Ltd., reports the following activity offshore Mauritania since the last report issued on 15 February 2005.

PSC-B, Block 4
Tiof-6 and Chinguetti Development wells

Tiof-6 Appraisal well

The *'West Navigator'* drill ship successfully completed production testing of the Tiof-6 appraisal well. As previously reported, the well produced oil during the main flow period of the test at a stable rate of approximately 9,150 barrels per day, constrained by a 72/64 inch choke.

At midnight on 21 February 2005, the *'West Navigator'* was suspending the well as a potential future oil production well prior to resuming operations on Chinguetti Development wells.

Chinguetti Development wells

The *'Stena Tay'* drill rig continued operations on Chinguetti Development wells. Woodside does not plan to issue announcements regarding operations on Chinguetti development wells, but will do so if necessary to comply with its continuous disclosure obligations under the ASX Listing Rules.

All reported drilling depths are referenced to the rig rotary table and all times are Universal Time (UTC) (Mauritanian time).

The locations of the Chinguetti Oil Field, the Tiof and Banda discoveries and exploration wells are shown on the attached map.

Wells are expected to be drilled in two production sharing contract areas during the remainder of the 2005 campaign. Participating Interests in those areas are:

Company	PSC-A	PSC-B
Woodside group companies (Operator)	53.846%	53.846%
Hardman group companies	24.3%	21.6%
BG group companies	13.084%	11.63%
Premier group companies	--	9.231%
Fusion group companies	4. 615%	--
ROC Oil group companies	4.155%	3.693%

ASX ANNOUNCEMENT
(ASX: WPL)

TUESDAY, 22 FEBRUARY 2005
10:00AM (WST)



MEDIA
ROGER MARTIN
W: + 61 8 9348 4591
M: + 61 413 018 674
E: roger.martin@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

WA-271-P
FALCONE-1A

Woodside Energy Ltd., a wholly owned subsidiary of Woodside Petroleum Ltd., operator of the WA-271-P Joint Venture, reports that the Falcone-1A exploration well in the Exmouth Sub-basin has reached a total depth of 3,822 metres. Preliminary log analysis indicates a non-commercial gross hydrocarbon column of approximately 35 metres. After wireline log operations are completed the well will be plugged and abandoned.

The *'Jack Bates'* semi-submersible rig is drilling the well. The well is approximately 60 kilometres west southwest of the Enfield oil field. Water depth at the location is 1,395 metres.

Upon completion of the Falcone-1A well the rig will move to the Enfield oil field to commence development drilling operations.

All reported depths (except water depth) are referenced to the rig rotary table.

Joint venture participants in WA-271-P are Woodside Energy Ltd. (60%) and Mitsui E&P Australia Pty Ltd (40%).